Mail Stop 4561

April 2, 2008

Mr. Simon R.C. Wadsworth
Chief Financial Officer
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue
Suite 300
Memphis, TN 38138

        Re: **Mid-America Apartment Communities, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed February 27, 2008
                File No. 001-12762

Dear Mr. Wadsworth:

       We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends, page 31

1.   Please tell us how you have complied with Item 10(e) of Regulation S-K in your presentation of NOI growth.

Liquidity and Capital Resources, page 33

2.   We note that the amount of Long-Term Debt within your contractual obligations table represents principal payments. Please tell us why you have not included interest related to your long-term debt obligations. Please refer to footnote 46 in our Release 33-8350.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-6

3.   Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Specifically address your omission of the line item income before minority interest and investments in real estate joint ventures.

4.   Please tell us how you have complied with paragraph 19 of APB 18, or tell us why you believe it was not necessary to show your share of earnings or losses of your real estate joint ventures as a single amount.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Minority Interest, page F-9

5.   Please tell us and disclose the amount of cash consideration that would be paid to the holders of the operating partnership units as if these units were redeemed at the balance sheet date.

* * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information.

Simon R.C. Wadsworth
Mid-America Apartment Communities, Inc.
April 2, 2008
Page 3

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief